COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

CAMBIOR TO HOLD FOURTH QUARTER AND YEAR-END 2004 RESULTS
CONFERENCE CALL AND AUDIO WEBCAST
ON FEBRUARY 22, 2005 AT 10:30 A.M.

Longueuil, January 28, 2005 – Cambior expects to host a conference call on Tuesday, February 22, 2005 at 10:30 a.m., local time (not the 19th as previously indicated), to discuss its fourth quarter and year-end 2004 results. It is expected that the financial results should be released in the afternoon on Friday, February 18, 2005. Details to access the conference call and the live audio webcast are as follows:

Conference call:
(Please call approximately five minutes prior to the scheduled start of the call)
- **For local and overseas calling**: (416) 641-6684
- **Toll-free within North America**: 1(800)396-0424

Live Audio webcast:
(listen only mode)
- Cambior website at www.cambior.com
- CCN Matthews at www.ccnmatthews.com/cambior

Replay information and archive
(Available for a period of 48 hours)
- **Call (416) 626-4100 – Reservation # 2128406**
- Webcast will be archived on the Company's website at www.cambior.com

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

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For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
CP-2005-02